EXHIBIT 99.1

Student Transportation Inc. Announces Director Election Results  of its 2016 Annual and Special Shareholder Meeting

BARRIE, Ontario, Nov. 09, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (TSX:STB) (NASDAQ:STB)  (“STI” or the “Company”) is pleased to announce that all of the nominees listed in its information circular dated October 3, 2016 were elected as directors of the Company at its annual and special meeting of shareholders held on November 8, 2016.  The results of the voting for each nominee are as follows:

Nominees	% of	% of	Number of
	Votes Cast	Votes	Votes Cast
	For	Withheld	For
Barbara Basney	99.21%	0.79%	25,985,098
Denis Gallagher	99.28%	0.72%	26,002,919
Irving Gerstein	99.25%	0.75%	25,995,126
Kenneth Needler	99.30%	0.70%	26,007,466
George Rossi	99.27%	0.73%	26,000,725
David Scopelliti	99.34%	0.66%	26,018,210
Wendi Sturgis	99.20%	0.80%	25,981,754
Victor Wells	99.31%	0.69%	26,011,440

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted provider of student transportation solutions, operating nearly 13,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:

Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com